                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)
                                (AMENDMENT NO. 2)

                                LNB Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    502100100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 17, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  1 of 7 Pages

CUSIP NO. 502100100
                                                               PAGE 2 OF 7 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
           TURKEY VULTURE FUND XIII, LTD.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                          [ ]
                                                                           -

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           OHIO

--------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                           -0-
            BENEFICIALLY                  --------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH
              REPORTING                   --------------------------------------
               PERSON                     9     SOLE DISPOSITIVE POWER
                WITH                            -0-
--------------------------------------------------------------------------------
                                         10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [ ]
                                                                           -

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
--------------------------------------------------------------------------------

                                                               PAGE 3 OF 7 PAGES



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
           GLB BANCORP, INC.
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [X]
                                                                    -
                                                               (B) [ ]
                                                                    -
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                   [ ]
                                                                    -
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           OHIO
--------------------------------------------------------------------------------

              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                           134,455
            BENEFICIALLY                  --------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH
              REPORTING                   --------------------------------------
               PERSON                     9     SOLE DISPOSITIVE POWER
                WITH                            134,455
--------------------------------------------------------------------------------
                                         10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           134,455
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                 [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.11%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

                                                               PAGE 4 OF 7 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
           RICHARD M. OSBORNE TRUST
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) [X]
                                                                         -
                                                                    (B) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                        [ ]
                                                                         -
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           OHIO
--------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                           126,889
            BENEFICIALLY                  --------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH
              REPORTING                   --------------------------------------
               PERSON                     9     SOLE DISPOSITIVE POWER
                WITH                            126,889
--------------------------------------------------------------------------------
                                         10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           126,889
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [ ]
                                                                         -
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.94%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
--------------------------------------------------------------------------------

CUSIP NO. 502100100
                                                               PAGE 5 OF 7 PAGES



         This Amendment No. 2 ("Amendment No. 2") to the original Schedule
13D Statement, filed on May 1, 2000 and amended on December 8, 2000, is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), GLB Bancorp, Inc., an Ohio corporation ("GLB"), and the Richard M. Osborne Trust, an Ohio trust (the "Trust"), for the purpose of reporting sales of shares of common stock, par value $1.00 per share (the "Shares"), of LNB Bancorp, Inc., an Ohio corporation ("LNB").


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and 5(c) of Schedule 13D are hereby amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by LNB, there are 4,317,558 Shares outstanding.

         The Fund beneficially owns no Shares. GLB beneficially owns 134,455 Shares, or 3.11% of the outstanding Shares. The Trust owns 126,889 Shares, or approximately 2.94% of the outstanding Shares. As sole Trustee of the Trust, Mr. Osborne may be deemed to beneficially own all such Shares.

         Because of Mr. Osborne's position with the Fund, GLB and the Trust, each of them and Mr. Osborne may be deemed to be a group within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If such persons are deemed to be a group within the meaning of
Section 13(d)(3) of the Exchange Act each may be deemed to beneficially own 261,344 Shares, or approximately 6.05% of the outstanding Shares. The Fund, GLB, the Trust and Mr. Osborne disclaim beneficial ownership of the Shares held by the other members comprising such group.

         (c) During the past 60 days, the Fund sold 34,861 Shares in open market transactions as set forth below:

CUSIP NO. 502100100
                                                               PAGE 6 OF 7 PAGES

                                                                           Approximate
                                                                         Per Share Price
         Date                    Number of Shares                    (Excluding Commissions)
----------------------------------------------------------------------------------------------------
4/1/02                                   5,300                               $21.65
4/1/02                                   1,000                               $21.70
4/26/02                                    700                               $21.50
5/10/02                                  1,300                               $21.50
5/13/02                                  1,500                               $21.50
5/15/02                                  3,500                               $21.55
5/15/02                                  2,000                               $21.85
5/16/02                                    300                               $22.00
5/16/02                                  1,000                               $21.90
5/17/02                                  1,500                               $22.20
5/17/02                                  1,700                               $22.00
5/17/02                                    300                               $22.60
5/17/02                                  5,000                               $22.50
5/17/02                                  8,000                               $22.62
5/20/02                                    761                               $23.25
5/20/02                                  1,000                               $23.32

CUSIP NO. 502100100
                                                               PAGE 7 OF 7 PAGES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   June 19, 2002               TURKEY VULTURE FUND XIII, LTD.


                                     By: /s/ Richard M. Osborne
                                        ------------------------------------
                                        Richard M. Osborne, Manager


Dated:   June 19, 2002               RICHARD M. OSBORNE TRUST


                                     By: /s/ Richard M. Osborne
                                        ------------------------------------
                                        Richard M. Osborne, Manager


Dated:   June 19, 2002               GLB BANCORP, INC.

                                     By: /s/ Richard T. Flenner, Jr.
                                        ------------------------------------
                                        Richard T. Flenner, Jr., President